FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry Takes the World by Storm with Verizon Wireless and Vodafone	5
2.	RIM Announces New Developer Tools for BlackBerry Storm, BlackBerry Bold and BlackBerry Pearl Flip	3

Document 1

October 8, 2008

FOR IMMEDIATE RELEASE

BLACKBERRY TAKES THE WORLD BY STORM WITH VERIZON WIRELESS AND VODAFONE

BlackBerry Storm Delivers the Full Power of the BlackBerry Platform on the World’s Leading Networks with the World’s First “Clickable” Touch-Screen Smartphone

BASKING RIDGE, N.J., NEWBURY, England, and WATERLOO, Ontario – Verizon Wireless, Vodafone Group (NYSE and LSE: VOD) and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that the BlackBerry® Storm™ will be available later this fall, exclusively to Verizon Wireless customers in the U.S. and Vodafone customers in Europe, India, Australia and New Zealand.

Designed to satisfy the needs of both consumers and business customers, the BlackBerry Storm smartphone combines the powerful communications features, global connectivity and personal productivity advantages of the BlackBerry® platform with a revolutionary touch-screen technology that dramatically enhances the touch interface and enables easy and precise typing. The world's first “clickable” touch-screen responds much like a physical keyboard and also supports single-touch, multi-touch and gestures for intuitive and efficient application navigation.

In the U.S., Verizon Wireless customers will benefit from the nation’s most reliable wireless voice network and the pervasiveness of Verizon Wireless’ reliable high-speed 3G Evolution-Data Optimized (EV-DO) Revision A (Rev. A) network for rich Internet browsing and multimedia applications. In Europe, India, Australia and New Zealand, Vodafone will support customers with its high-speed 3G mobile broadband networks and the power and reach of the world’s leading international mobile communications group.

“We are proud to introduce the first touch-screen based BlackBerry smartphone together with Verizon Wireless and Vodafone,” said Mike Lazaridis, president and co-chief executive officer at RIM. “The BlackBerry Storm is a revolutionary touch-screen smartphone that meets both the communications and multimedia needs of customers and solves the longstanding problem associated with typing on traditional touch-screens. Consumers and business customers alike will appreciate this unique combination of a large and vibrant screen with a truly tactile touch interface.”

“The BlackBerry Storm offers our customers more ways to stay connected to both their personal and professional lives – whether in their communities or around the globe,” said Mike Lanman, vice president and chief marketing officer of Verizon Wireless. “The BlackBerry Storm combines the reliability of our 3G network with the dependability and network efficiency of the BlackBerry platform to deliver our customers the ultimate wireless experience – all in one of the coolest smartphones available on the market today.”

“We are delighted to bring the power of the purpose built BlackBerry Storm, directly into the hands of consumer and business customers,” said Frank H. Rovekamp, global chief marketing officer, Vodafone Group. “With its unique clickable touch-screen, giving access to all the desirable multimedia features and services such as browsing, music and video, turn-by-turn satellite navigation, messaging and social networking, and BlackBerry’s mobile heritage and strong business reputation, the BlackBerry Storm is being brought by Vodafone into the consumer world. With Vodafone’s ultra high-speed, reliable mobile network and this exclusive and exciting new smartphone, there has never been a better time to be with Vodafone.”

Touch and Feel

The BlackBerry Storm smartphone comes with an innovative touch-screen that actually depresses ever so slightly when the screen is pressed. The user distinctly feels the screen being pressed and released with a gentle “click,” similar to the feeling of a key on a physical keyboard or a button on a mouse. The “clickable” touch-screen gives the user positive confirmation that they have made a selection and the result is a dramatically enhanced touch interface and a highly-intuitive typing experience.

In addition to the familiar navigation keys (“phone,” “menu” and “escape”) that are common to other BlackBerry smartphones, the new BlackBerry Storm adds support for multi-touches, taps, slides and other touch-screen gestures, so customers can easily highlight, scroll, pan and zoom for smooth navigation.

The BlackBerry Storm smartphone also features a built-in accelerometer, allowing its touch-screen to automatically switch between landscape mode and portrait mode as the user rotates the handset – RIM’s SureType® keyboard layout is available in portrait mode and a full QWERTY* keyboard layout is available in landscape mode. Other relevant features, such as cut and paste, are only a touch away for the ultimate smartphone experience.

World Class Smartphone

The BlackBerry Storm is a top-of-the-line 3G mobile phone with premium features and global connectivity. In the U.S., the BlackBerry Storm 9530 gives Verizon Wireless customers 3G EV-DO Rev. A/CDMA technology – and (2100Mhz) UMTS/HSPA and quad-band EDGE/GPRS/GSM for global use. The BlackBerry Storm 9500 from Vodafone supports (2100Mhz) UMTS/HSPA and quad-band EDGE/GPRS/GSM networks.

Browsing is Fast and Easy

Customers will enjoy a full HTML high-performance browser that works in either portrait or landscape orientation. Navigating Web sites is fast and easy with the touch-screen interface that lets users double tap to zoom in and slide their fingers to scroll and pan.

Icons along the bottom of the display allow for quickly accessing Web sites, switching between “Page View” and “Column View” as well as the ability to toggle between “Pan” mode and “Cursor” mode. The enhanced browser supports file downloading, streaming audio and video (RTSP), and with its built-in RSS support, new content from supported Web sites can be automatically pushed to the user.

Staying Connected

The BlackBerry Storm smartphone brings the full power of the industry’s leading mobile e-mail and messaging solution without compromise. It supports personal and corporate e-mail and text (SMS), picture (MMS) and instant (IM) messaging on the most prevalent consumer and enterprise platforms, as well as easy access to popular social networking sites.

Packed with Additional Features

The BlackBerry Storm smartphone, available from Verizon Wireless and Vodafone, also includes the following features and functions:

•	BlackBerry® Internet Service, BlackBerry® Unite!, BlackBerry® Professional Software and BlackBerry® Enterprise Server support
•	Preloaded DataViz® Documents to Go® allows users to edit Microsoft® Word, Excel and PowerPoint files directly on the handset
•	3.2 megapixel camera with variable zoom, auto focus and a powerful flash that also provides continuous lighting when recording video
•	Built-in GPS supports location-based applications and services, as well as geotagging of photos
•	1 GB of onboard memory storage and a microSD™/SDHD memory card slot that supports up to 16 GB of additional storage
•

Media player that can play movies smoothly in full-screen mode, display pictures and slideshows quickly and manage an entire music collection; playlists can be created directly on the handset and there’s an equalizer with 11 preset filters – including “Lounge,” “Jazz” and “Hip Hop” – for customized audio ranges when using wired headphones or external speakers

•	A 3.5 mm stereo headset jack, support for Bluetooth® stereo audio profile (A2DP/AVRCP) and dedicated volume controls
•

Sleek, elegant design with contoured corners, stainless steel back and chrome accents surrounding its large (3.25") glass lens; its exceptional 480 x 360 resolution at 184 ppi is crisp and bright with eye-pleasing clarity

•

An ambient light sensor that automatically adjusts backlighting for ideal screen viewing and an accelerometer that allows customers to view applications in either portrait or landscape mode by simply rotating the handset

•	Removable and rechargeable 1400 mAhr battery that provides approximately six hours of talk time on 3G networks and 15 days of standby time

Additional details related to availability and pricing will be announced in the coming weeks. To learn more or register to be notified when the BlackBerry Storm is available, visit www.blackberry.com/storm, www.verizonwireless.com/storm or www.vodafone.co.uk/storm.

* Virtual keyboards are also available in AZERTY, QWERTZ and other configurations to support different language groups.

# # #

(EDITOR’S NOTE: Media can access images and video of the BlackBerry Storm smartphone at www.rim.mediaseed.tv and also high-resolution images at Verizon Wireless’ News Center at www.verizonwireless.com/multimedia.)

Media Contacts:

Brodeur for RIM

Marisa Conway

212.515.1924

mconway@brodeur.com

Verizon Wireless

Brenda Boyd Raney

908.559.7518

Brenda.Raney@verizonwireless.com

Vodafone Group Media Relations

+44 1634 664444

About Research In Motion

Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 68.7 million customers. Headquartered in Basking Ridge, N.J., with 70,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, go to: www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

October 8, 2008

FOR IMMEDIATE RELEASE

RIM Announces New Developer Tools for BlackBerry Storm, BlackBerry Bold and BlackBerry Pearl Flip

New Versions of BlackBerry Java Development Environment and BlackBerry Smartphone Simulators Support Innovative Mobile Application Development

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of new developer tools for creating and testing innovative, mobile-savvy applications for the BlackBerry® Storm™, BlackBerry® Bold™ and BlackBerry® Pearl™ Flip smartphones.

The developer tools include new versions of the BlackBerry® Java® Development Environment (BlackBerry JDE) that enable the streamlined development of mobile applications, as well as desktop simulators for the BlackBerry Storm, BlackBerry Bold and BlackBerry Pearl Flip smartphones that accelerate mobile application testing. The new BlackBerry JDE versions and simulators are available as free downloads at www.blackberry.com/developers and will be showcased at the BlackBerry Developer Conference (www.blackberrydeveloperconference.com) on October 20-22, 2008 in Santa Clara, California.

BlackBerry JDE v4.7, available today in public beta, enables mobile application development for BlackBerry Device Software v4.7 which runs on the new BlackBerry Storm smartphone. It includes the ability to develop an application that works seamlessly on both touch-screen and keyboard based BlackBerry smartphones. New APIs available with BlackBerry JDE v4.7 that enable developers to take advantage of the new features of the BlackBerry Storm smartphone include:

•	Touch-Screen Support – Allow applications with custom user interfaces to receive input from taps, slides and other gestures on a BlackBerry Storm smartphone.

•	Orientation and Rotation Support – Enable an application to support portrait and landscape orientations and re-draw the screen when the BlackBerry Storm smartphone is rotated..

•	Accelerometer Support – Enable 360 degree motion sensing for advanced gaming applications and other motion-sensitive applications.

•	Virtual Keyboard Control – Control when a virtual keyboard is visible to the user within an application, and when the user can show or hide a keyboard within specified screens.

•

Camera and Media Integration – Build camera and video recording capabilities into a custom application and add a “Send to” menu option that enables photos or recorded videos to be sent from within the custom application.

•	Set Homescreen Background Image – Enable an application to set the background image on a BlackBerry smartphone’s home screen.

BlackBerry JDE v4.6, now generally available, enables mobile application development for BlackBerry Device Software v4.6 which currently runs on the BlackBerry Bold and BlackBerry Pearl Flip smartphones. The following APIs are introduced in BlackBerry JDE v4.6 and are also available with BlackBerry JDE v4.7:

•	Scalable Vector Graphics (SVG) – Create compelling interactive graphical interfaces, drawings and animation using vector-based 2D graphics.

•	Location-Based Services (LBS) – Use the Locator API to add LBS capabilities to mobile applications.

•	Multimedia Integration – Embed audio and video playback in a mobile application and enable the application to capture images using a BlackBerry smartphone’s camera.

•

Customized Messages and Alerts – Create an integrated experience between a mobile application and a BlackBerry smartphone by displaying custom information directly in a message list or on the home screen. Application messages can appear in BlackBerry Messenger or other instant messaging applications. Alerts appear as indicator icons on the home screen banner and on the external LCD of a BlackBerry Pearl Flip smartphone.

•

Multiple Calendar and Contact List Support – Enable a mobile application to access a secondary calendar and contact list databases for users that wish to connect their BlackBerry smartphone to both a BlackBerry® Enterprise Server installation at work and a BlackBerry® Unite!™ installation at home.

•	Time Zone Enhancements – Enable mobile applications dependent on time zone information to access, display, retrieve and set time zone information.

•	Décor Enhancements – Control visual properties of a user interface.

•	SMS & MMS Listener – Set applications to automatically update content or alter the progress of a function based on preset criteria that can be triggered by SMS and MMS messages.

In addition to the new APIs, developers can also take advantage of new features for the development of browser-based mobile applications, including improved web page rendering with AJAX, JavaScript® 1.5, CSS 2.1, DOM L2 (including Core, HTML, Style, Events) and HTML 4.01 (including Forms, Maps, Tables, Frames, Objects), as well as support for downloading files via the browser.

Desktop simulators for the BlackBerry Storm, BlackBerry Bold and BlackBerry Pearl Flip smartphones accelerate mobile application development by enabling developers to easily test the end-to-end user experience and wireless network interactivity of their mobile applications.

“The latest versions of the BlackBerry Java Development Environment present developers with opportunities to create innovative, mobile-savvy applications that take advantage of the robust feature sets of the BlackBerry Storm, BlackBerry Bold and BlackBerry Pearl Flip smartphones,” said Alan Brenner, Senior Vice President, BlackBerry platforms at Research In Motion. “Each new BlackBerry smartphone presents an opportunity for mobile developers to create new applications or extend their innovations with the latest advances in mobile technology and application development.”

For more information:

BlackBerry JDE and Smartphone Simulator Downloads: www.blackberry.com/developers

BlackBerry® Storm™: www.blackberry.com/blackberrystorm

BlackBerry® Bold™: www.blackberry.com/blackberrybold

BlackBerry® Pearl™ Flip: www.blackberry.com/blackberrypearl

BlackBerry Developer Conference: www.blackberrydeveloperconference.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 9, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer